

March 25, 2013

<u>Via E-mail</u>
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

> **Re: Biocoral, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed May 7, 2012**
> **File No. 1-34059**

Dear Mr. Nassiri:

We issued comments to you on the above captioned filings on January 8, 2013. On January 31, 2013, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3429 if you have any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant